SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Sierra Bancorp

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

82620P102
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

October 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82620P102	Page 2 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 903,094 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 903,094 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,094 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 82620P102	Page 3 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 35,868 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 35,868 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,868 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82620P102	Page 4 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 254,611 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 254,611 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,611 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82620P102	Page 5 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 29,278 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 29,278 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,278 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 6 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 13,419 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 13,419 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,419 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102	Page 7 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,590 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,590 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,590 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 8 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 254,611 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 254,611 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,611 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 9 of 17 Pages
1	NAME OF REPORTING PERSON Main Street Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 544,758 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 544,758 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,758 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.06%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102	Page 10 of 17 Pages
1	NAME OF REPORTING PERSON Matthew Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 903,094 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 903,094 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,094 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82620P102	Page 11 of 17 Pages
1	NAME OF REPORTING PERSON Bennett Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 903,094 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 903,094 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,094 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the Common Stock, no par value (the “Common Stock”), of Sierra Bancorp, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on August 21, 2014 (as amended by Amendment No. 1 filed on July 29, 2015 and this Amendment No. 2, the “Schedule 13D”).

Item 3.                                        Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

The Funds and a managed account expended an aggregate of $12,202,241 (including commissions, if any) to acquire the 903,094 shares of Common Stock reported herein.  The Funds and a managed account effect purchases of securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co., Goldman Sachs &Co. and BNP Paribas Prime Brokerage, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.                                        Purpose of Transaction.

Item 4 of the Schedule 13D is amended to reflect the following:

The Reporting Persons currently intend to sell additional shares of Common Stock from time to time, depending on market conditions, that, as a result, would cause their aggregate beneficial ownership of Common Stock to fall below 5% of the shares outstanding.  The Reporting Persons do not currently intend that such sales will reduce their beneficial ownership below approximately 4.0%, although the Reporting Persons may in the future determine to make further sales depending on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.  In addition, the Reporting Persons reserve the right to take any other action with respect to the Common Stock or the Issuer, including those referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.                                        Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) of the Schedule 13D is amended to reflect the following:

(a)            As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 13,407,412 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 and filed on August 7, 2015.

(b)            The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 903,094 shares of Common Stock held directly by the Funds and a managed account.  Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 35,868 shares of Common Stock held directly by Basswood Financial Fund, LP and Basswood Financial Long Only Fund, LP.  Basswood Long Short GP, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 254,611 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP.  By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Fund expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Fund is a beneficial owner of any shares not directly held by such Fund.

(c)            The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons  during the past sixty (60) days, inclusive of any transactions effected through 5:00 p.m., New York City time, on October 13, 2015.  All such transactions were sales of Common Stock effected in the open market, and the table in the per share prices column includes the commissions paid in connection with such sales.

Fund	Trade Date	Shares Purchased (Sold)	Price (Gross)
Basswood Financial Fund, LP	8/11/2015	-95	16.88*
Basswood Financial Long Only Fund, LP	8/11/2015	-18	16.88
Basswood Financial Fund, Inc.	8/11/2015	-43	16.88
Basswood Financial Long Only Fund, LP	8/11/2015	-1	16.87
Managed Account	8/11/2015	-943	16.88
Basswood Financial Fund, LP	8/12/2015	-129	16.66*
Basswood Financial Long Only Fund, LP	8/12/2015	-25	16.66
Basswood Financial Fund, Inc.	8/12/2015	-59	16.66
Basswood Financial Long Only Fund, LP	8/12/2015	-2	16.66
Managed Account	8/12/2015	-1,285	16.66
Basswood Financial Fund, LP	9/2/2015	-1,635	16.65*
Basswood Financial Long Only Fund, LP	9/2/2015	-319	16.65
Basswood Enhanced Long Short Fund, LP	9/2/2015	-14,230	16.65
Basswood Financial Fund, Inc.	9/2/2015	-748	16.65
Basswood Financial Long Only Fund, LP	9/2/2015	-27	16.65
Managed Account	9/2/2015	-3,041	16.65
Basswood Financial Fund, LP	9/9/2015	-1,661	16.68*
Basswood Financial Long Only Fund, LP	9/9/2015	-324	16.68
Basswood Enhanced Long Short Fund, LP	9/9/2015	-14,453	16.68
Basswood Financial Fund, Inc.	9/9/2015	-760	16.68
Basswood Financial Long Only Fund, LP	9/9/2015	-27	16.68
Managed Account	9/9/2015	-3,088	16.68
Basswood Financial Fund, LP	9/10/2015	-246	16.48*
Basswood Financial Long Only Fund, LP	9/10/2015	-48	16.48
Basswood Enhanced Long Short Fund, LP	9/10/2015	-2,140	16.48
Basswood Financial Fund, Inc.	9/10/2015	-111	16.48
Basswood Financial Long Only Fund, LP	9/10/2015	-4	16.48
Managed Account	9/10/2015	-456	16.48
Basswood Financial Fund, LP	9/11/2015	-1,504	16.36*
Basswood Financial Long Only Fund, LP	9/11/2015	-294	16.36
Basswood Enhanced Long Short Fund, LP	9/11/2015	-13,085	16.36
Basswood Financial Fund, Inc.	9/11/2015	-688	16.36
Basswood Financial Long Only Fund, LP	9/11/2015	-24	16.36
Managed Account	9/11/2015	-2,796	16.36
Basswood Financial Fund, LP	9/14/2015	-458	16.36*
Basswood Financial Long Only Fund, LP	9/14/2015	-89	16.36

Basswood Enhanced Long Short Fund, LP	9/14/2015	-3,985	16.36
Basswood Financial Fund, Inc.	9/14/2015	-208	16.36
Basswood Financial Long Only Fund, LP	9/14/2015	-7	16.36
Managed Account	9/14/2015	-851	16.36
Basswood Financial Fund, LP	9/15/2015	-956	16.34*
Basswood Financial Long Only Fund, LP	9/15/2015	-187	16.34
Basswood Enhanced Long Short Fund, LP	9/15/2015	-8,320	16.34
Basswood Financial Fund, Inc.	9/15/2015	-437	16.34
Basswood Financial Long Only Fund, LP	9/15/2015	-15	16.34
Managed Account	9/15/2015	-1,778	16.34
Basswood Financial Fund, LP	9/18/2015	-613	16.31*
Basswood Financial Long Only Fund, LP	9/18/2015	-119	16.31
Basswood Enhanced Long Short Fund, LP	9/18/2015	-5,336	16.31
Basswood Financial Fund, Inc.	9/18/2015	-280	16.31
Basswood Financial Long Only Fund, LP	9/18/2015	-10	16.31
Managed Account	9/18/2015	-1,140	16.31
Basswood Financial Fund, LP	9/21/2015	-560	16.27*
Basswood Financial Long Only Fund, LP	9/21/2015	-109	16.27
Basswood Enhanced Long Short Fund, LP	9/21/2015	-4,876	16.27
Basswood Financial Fund, Inc.	9/21/2015	-256	16.27
Basswood Financial Long Only Fund, LP	9/21/2015	-9	16.27
Managed Account	9/21/2015	-1,041	16.27
Basswood Financial Fund, LP	9/24/2015	-514	16.64*
Basswood Financial Long Only Fund, LP	9/24/2015	-100	16.64
Basswood Enhanced Long Short Fund, LP	9/24/2015	-4,474	16.64
Basswood Financial Fund, Inc.	9/24/2015	-235	16.64
Basswood Financial Long Only Fund, LP	9/24/2015	-8	16.64
Managed Account	9/24/2015	-955	16.64
Basswood Financial Fund, LP	9/25/2015	-187	16.56*
Basswood Financial Long Only Fund, LP	9/25/2015	-36	16.56
Basswood Enhanced Long Short Fund, LP	9/25/2015	-1,631	16.56
Basswood Financial Fund, Inc.	9/25/2015	-84	16.56
Basswood Financial Long Only Fund, LP	9/25/2015	-3	16.56
Managed Account	9/25/2015	-348	16.56
Basswood Financial Fund, LP	9/28/2015	-960	16.11*
Basswood Financial Long Only Fund, LP	9/28/2015	-187	16.11
Basswood Enhanced Long Short Fund, LP	9/28/2015	-8,348	16.11
Basswood Financial Fund, Inc.	9/28/2015	-439	16.11

Basswood Financial Long Only Fund, LP	9/28/2015	-16	16.11
Managed Account	9/28/2015	-1,784	16.11
Basswood Financial Fund, LP	9/29/2015	-42	15.94*
Basswood Financial Long Only Fund, LP	9/29/2015	-8	15.94
Basswood Enhanced Long Short Fund, LP	9/29/2015	-374	15.94
Basswood Financial Fund, Inc.	9/29/2015	-18	15.94
Managed Account	9/29/2015	-79	15.94
Basswood Financial Fund, LP	9/30/2015	-573	15.91*
Basswood Financial Long Only Fund, LP	9/30/2015	-112	15.91
Basswood Enhanced Long Short Fund, LP	9/30/2015	-5,013	15.91
Basswood Financial Fund, Inc.	9/30/2015	-263	15.91
Basswood Financial Long Only Fund, LP	9/30/2015	-9	15.91
Managed Account	9/30/2015	-1,071	15.91
Basswood Financial Long Only Fund, LP	10/1/2015	396	16.02
Basswood Financial Fund, LP	10/8/2015	-1,745	16.73*
Basswood Financial Long Only Fund, LP	10/8/2015	-363	16.73
Basswood Enhanced Long Short Fund, LP	10/8/2015	-15,181	16.73
Basswood Financial Fund, Inc.	10/8/2015	-798	16.73
Basswood Financial Long Only Fund, LP	10/8/2015	-29	16.73
Managed Account	10/8/2015	-3,245	16.73
Basswood Financial Fund, LP	10/9/2015	-312	16.61*
Basswood Financial Long Only Fund, LP	10/9/2015	-65	16.61
Basswood Enhanced Long Short Fund, LP	10/9/2015	-2,718	16.61
Basswood Financial Fund, Inc.	10/9/2015	-142	16.61
Basswood Financial Long Only Fund, LP	10/9/2015	-5	16.61
Managed Account	10/9/2015	-580	16.61
Basswood Financial Fund, LP	10/12/2015	-434	16.46
Basswood Financial Long Only Fund, LP	10/12/2015	-96	16.46
Basswood Enhanced Long Short Fund, LP	10/12/2015	-3,789	16.46
Basswood Financial Fund, Inc.	10/12/2015	-197	16.46
Managed Account	10/12/2015	-808	16.46
Basswood Financial Fund, LP	10/13/2015	-83	16.31
Basswood Financial Long Only Fund, LP	10/13/2015	-18	16.31
Basswood Enhanced Long Short Fund, LP	10/13/2015	-728	16.31
Basswood Financial Fund, Inc.	10/13/2015	-37	16.31
Managed Account	10/13/2015	154	16.31

* Short sale

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to reflect the following:
On October 8, 2015, and October 9, 2015, Basswood Financial Fund, LP closed a short position that it held in the Common Stock by delivering Common Stock to the lender of such shares.
Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2015	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: October 13, 2015	BASSWOOD PARTNERS, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: October 13, 2015	BASSWOOD ENHANCED LONG SHORT GP, LLC

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: October 13, 2015	BASSWOOD ENHANCED LONG SHORT FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: October 13, 2015	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: October 13, 2015	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: October 13, 2015	BASSWOOD FINANCIAL FUND, INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: October 13, 2015	MAIN STREET MASTER, LTD.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: October 13, 2015	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: October 13, 2015	/s/ Bennett Lindenbaum
Bennett Lindenbaum